CUSIP No. 090931106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
BioSpecifics Technologies Corp.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
090931106
(CUSIP Number)
December 15, 2014
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090931106

1	Name of Reporting Person: Abdiel Qualified Master Fund LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 318,238
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 318,238
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 318,238
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% *
12	TYPE OF REPORTING PERSON PN

* Based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP No. 090931106

1	Names of Reporting Person: Abdiel Capital LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,329
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,329
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 19,329
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% *
12	TYPE OF REPORTING PERSON PN

* Based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP No. 090931106

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 337,567 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 337,567 **
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 337,567 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% *
12	TYPE OF REPORTING PERSON OO

* Based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.
** Consists of 318,238 shares of Common Stock held by Abdiel Qualified Master Fund LP and 19,329 shares of Common Stock held by Abdiel Capital LP.

CUSIP No. 090931106

1	Names of Reporting Person: Abdiel Capital Advisors, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 337,567 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 337,567 **
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 337,567 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% *
12	TYPE OF REPORTING PERSON OO

* Based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.
** Consists of 318,238 shares of Common Stock held by Abdiel Qualified Master Fund LP and 19,329 shares of Common Stock held by Abdiel Capital LP.

CUSIP No. 090931106

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 337,567 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 337,567 **
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 337,567 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% *
12	TYPE OF REPORTING PERSON IN

* Based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.
** Consists of 318,238 shares of Common Stock held by Abdiel Qualified Master Fund LP and 19,329 shares of Common Stock held by Abdiel Capital LP.

CUSIP No. 090931106

SCHEDULE 13G

Item 1(a)	Name of Issuer: BioSpecifics Technologies Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 35 Wilbur Street, Lynbrook, NY 11563
Item 2(a)	Name of Persons Filing: Abdiel Qualified Master Fund LP Abdiel Capital LP Abdiel Capital Management, LLC Abdiel Capital Advisors, LLC Colin T. Moran
Item 2(b)	Address of Principal Business Office, or if None, Residence: 410 Park Avenue, Suite 540, New York, NY 10022
Item 2(c)
Citizenship:

Abdiel Qualified Master Fund LP – Cayman Islands

Abdiel Capital LP - Delaware

Abdiel Capital Management, LLC - Delaware

Abdiel Capital Advisors, LLC - Delaware

Colin T. Moran – United States

Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value
Item 2(e)	CUSIP Number: 090931106
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.
Item 4
Ownership:

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference thereto.  Ownership is stated as of December 18, 2014 and ownership percentages are based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LLC serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund LP and Abdiel Capital LP.  Colin T. Moran serves as managing member of each of Abdiel Capital Management, LLC and Abdiel Capital Advisors, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8	Identification and Classification of Members of the Group: Not Applicable.
Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 090931106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 18, 2014

ABDIEL QUALIFIED MASTER FUND LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL MANAGEMENT, LLC
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL ADVISORS, LLC
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
COLIN T. MORAN
By:	/s/ Colin T. Moran
Colin T. Moran, Individually

CUSIP No. 090931106

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  December 18, 2014

ABDIEL QUALIFIED MASTER FUND LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL MANAGEMENT, LLC
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL ADVISORS, LLC
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
COLIN T. MORAN
By:	/s/ Colin T. Moran
Colin T. Moran, Individually